                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)

                           The Sabine Royalty Trust
                     ------------------------------------
                               (Name of Issuer)


                         Units of Beneficial Interest
                ----------------------------------------------
                        (Title of Class of Securities)


                                   785688102
                      ----------------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                  Vice President and Chief Accounting Officer
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 9, 1994
              ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                             CUSIP NO. 785688 10 2

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                       Fund American Enterprises Holdings, Inc.
                                   94-2708455

- --------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member    (a)  ____________________
     of a Group (See Instructions)
                                              (b)  ____________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization             Delaware
                                                       --------

      Number of Units                             (7)  Sole Voting Power
      Beneficially Owned                               -----------------
      by Each Reporting
      Person With                                 (8)  Shared Voting Power
                                                       -------------------
                                                       1,196,600
                                                  (9)  Sole Dispositive Power
                                                       ----------------------

                                                  (10) Shared Dispositive Power
                                                       ------------------------
                                                       1,196,600

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      1,196,600

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

- --------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
      Approximately 8.2%

- --------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)  HC, CO

- --------------------------------------------------------------------------------


                                    2 of 9

                             CUSIP NO. 785688 10 2

- --------------------------------------------------------------------------------

(1)   Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
       Person

                        Fund American Enterprises, Inc.
                                  51-0328932

- --------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member       (a)  ____________________
      of a Group (See Instructions)
                                                  (b)  ____________________

(3)   (SEC Use Only)

- --------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization              Delaware
                                                       --------

     Number of Units                              (7)  Sole Voting Power
     Beneficially Owned                                -----------------
     by Each Reporting
     Person With                                  (8)  Shared Voting Power
                                                       -------------------
                                                       1,196,600
                                                  (9)  Sole Dispositive Power
                                                       ----------------------

                                                  (10) Shared Dispositive Power
                                                       ------------------------
                                                       1,196,600

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,196,600

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
      Approximately 8.2%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) CO

- --------------------------------------------------------------------------------


                                    3 of 9

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 8 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D (THE "SCHEDULE 13D") DATED DECEMBER 20, 1990, AS AMENDED BY AMENDMENT NO. 1 DATED SEPTEMBER 29, 1992, AMENDMENT NO. 2 DATED MARCH 8, 1993, AMENDMENT NO. 3 DATED JUNE 23, 1993, AMENDMENT NO. 4 DATED OCTOBER 4, 1993, AMENDMENT NO. 5 DATED APRIL 7, 1994, AMENDMENT NO. 6 DATED JUNE 3, 1994 AND AMENDMENT NO. 7 DATED JULY 22, 1994. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.


Item 1. Security and Issuer.
        --------------------


Item 2. Identity and Background.
        ------------------------

        The new address of the principal business and principal office of Fund American Enterprises, Inc. is The 1820 House, Main Street, Norwich, Vermont, 05055.

        Schedule I, attached hereto, which is incorporated by reference, replaces Schedule I to the Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

Item 4. Purpose of Transaction.
        -----------------------

        Sales by FAE outlined in Schedule II attached hereto, which is incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of the Issuer or in connection with, or as a participant in, any transaction having such purpose or effect.


                                    4 of 9

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

        (a) & (b) FAEH owns all 1,196,600 Units indirectly through FAE. The aggregate number of Units and the corresponding percentage of the outstanding Units such number represents is as follows:


                                                   Percentage of
                                 Units                 Units
                              Beneficially          Beneficially
        Person                   Owned                 Owned
        ------                ------------         -------------
        FAEH                    1,196,600              8.2%

        FAE                     1,196,600              8.2%

        FAEH shares voting power and dispositive power with respect to its 1,196,600 Units with FAE.



                                    5 of 9

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 16, 1994

                                        FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                        BY:            /S/
                                            ----------------------------
                                        Name:     Michael S. Paquette
                                        Title:    Vice President and
                                                  Chief Accounting Officer



                                        FUND AMERICAN ENTERPRISES, INC.


                                        BY:            /S/
                                            ----------------------------
                                        Name:     Terry L. Baxter
                                        Title:    President and Secretary





                                    6 of 9

                          SCHEDULE I TO SCHEDULE 13D

     Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. (or "FAEH"), Fund American Enterprises, Inc. (or "FAE") and Source One Mortgage Services Corporation (or "SOMSC"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.


                                                                         Present
Name and                                                          Principal Occupation
Business Address                     Office                         or Employment
- ----------------                     ------                      ----------------------

FAEH

John J. Byrne                        Chairman of the Board,       Chairman of the Board,
Fund American Enterprises            President & Chief            President & Chief
 Holdings, Inc.                      Executive Officer of         Executive Officer of
The 1820 House, Main Street          FAEH, Chairman of the        FAEH
Norwich VT 05055-0850                Board of FAE,
                                     Director of SOMSC

Howard L. Clark                      Director                     Retired
200 Park Avenue, Suite 4501          of FAEH
New York NY 10166

Howard L. Clark, Jr.                 Director                     Vice Chairman of Lehman
Lehman Brothers                      of FAEH                      Brothers
American Express Tower
New York NY 10128

George J. Gillespie, III             Director                     Partner in Cravath,
Cravath, Swaine & Moore              of FAEH                      Swaine & Moore
825 Eighth Avenue                                                 825 Eighth Avenue
New York NY 10019                                                 New York NY 10019

K. Thomas Kemp                       Executive Vice President,    Executive Vice President,
The 1820 House, Main Street          Treasurer & Corporate        Treasurer & Corporate
Norwich VT 05055-0850                Secretary of FAEH,           Secretary of FAEH
                                     Director of FAE and SOMSC

Gordon S. Macklin                    Director                     Chairman of White River
8212 Burning Tree Road               of FAEH                      Corporation
Bethesda MD 20817

Michael S. Paquette                  Vice President &             Vice President &
The 1820 House, Main Street          Chief Accounting Officer     Chief Accounting Officer
Norwich VT 05055-0850                of FAEH, Director of FAE     of FAEH

Allan L. Waters                      Senior Vice President &      Senior Vice President &
The 1820 House, Main Street          Chief Financial Officer      Chief Financial Officer
Norwich VT 05055-0850                of FAEH, Director of         of FAEH
                                     FAE and SOMSC

Arthur Zankel                        Director                     Co-Managing Partner
First Manhattan Co.                  of FAEH                      First Manhattan Co.
437 Madison Ave.
New York NY 10022


                                    7 of 9

                      SCHEDULE I (cont.) TO SCHEDULE 13D

                                                                                 Present
Name and                                                                    Principal Occupation
Business Address                      Office                                   or Employment
- ----------------                      ------                                --------------------
FAE

Terry L. Baxter                       President & Scretary of FAE,           President & Secretary of FAE
The 1820 House, Main Street           Director of FAE and SOMSC
Norwich VT 05055-0850

SOMSC

Michael C. Allemang                   Executive Vice President &             Executive Vice President &
27555 Farmington Road                 Chief Financial Officer of             Chief Financial Officer of
Farmington Hills MI 48334             SOMSC, Director of SOMSC               SOMSC

Lawrence J. Brady                     Senior Vice President-                 Senior Vice President-
27555 Farmington Road                 Residential Division                   Residential Division
Farmington Hills MI 48334             of SOMSC                               of SOMSC

James A. Conrad                       President & Chief                      President & Chief
27555 Farmington Road                 Executive Officer of                   Executive Officer of
Farmington Hills MI 48334             SOMSC, Director of SOMSC               SOMSC

John A. Courson                       Senior Vice President                  Senior Vice President
27555 Farmington Road                 of SOMSC                               of SOMSC
Farmington Hills MI 48334

Robert R. Densmore                    Executive Vice President and           Executive Vice President and
27555 Farmington Road                 Secretary of SOMSC, Director           Secretary of SOMSC
Farmington Hills MI 48334             of SOMSC

William C. Manasco                    Senior Vice President-                 Senior Vice President-
27555 Farmington Road                 Operations Mgmt.                       Operations Mgmt.
Farmington Hills MI 48334             of SOMSC                               of SOMSC

Robert W. Richards                    Chairman of SOMSC                      Chairman of SOMSC
27555 Farmington Road
Farmington Hills MI 48334

                                    8 of 9

                          SCHEDULE II TO SCHEDULE 13D

        Sales of Units of Beneficial Interest of Sabine Royalty Trust by the Reporting Persons and by persons listed in Schedule I, attached hereto, within the last 60 days.


        Sold by             Due              Number Sold           Unit Price
        -------             ---              -----------           ----------
          FAE           9-12-94                  900                13.50
          FAE           9-14-94                4,400                13.50
          FAE           9-15-94                1,000                13.50
          FAE           9-28-94                2,600                13.50
          FAE           10-4-94                2,000                13.50
          FAE          10-14-94               11,800                13.1917
          FAE          10-19-94               13,600                13.0689
          FAE          10-21-94                6,000                13.0625
          FAE          10-26-94                5,000                13.00
          FAE          10-28-94                4,000                13.00
          FAE           11-2-94                4,000                12.875
          FAE           11-4-94                6,000                12.7854
          FAE           11-9-94               15,000                12.545


                                    9 of 9